July 20, 2009

VIA EDGAR

RE: Comment Letter dated July 10, 2009; FILE NO. 001-06720

David Link, Esquire
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549-1004

Dear Mr. Link:

Pursuant to our conversation, this letter will confirm A.T. Cross Company's ("Cross") request for an extension of time to respond to the comment letter dated July 10, 2009, due to Cross being in the middle of its second quarter close.

Cross will respond on or before August 11, 2009.

Please contact me should you have any questions.

Very truly yours,

/s/ TINA C. BENIK

Tina C. Benik
Vice President, Legal
and Corporate Secretary
A.T. Cross Company
One Albion Road
Lincoln, RI 02865
Phone: 401-335-8538
FAX: 401-333-3912

TCB:dlh